Exhibit 99.1

Aracruz Celulose S.A.

Quarterly Financial Information
(ITR) as of March 31, 2006 and
Special Review Report of
Independent Registered Public
Accounting Firm

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION	Corporate Legislation
QUARTERLY INFORMATION - ITR	Period - 03/31/2006
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.02 - ADDRESS OF HEAD OFFICES

01 - COMPLETE ADDRESS	02 - DISTRICT	03 - ZIP CODE (CEP)
Caminho Barra do Riacho, s/nº— km 25	Barra do Riacho	29.197-900

04 - CITY	05 - STATE
Aracruz	Espírito Santo

06 - AREA CODE	07 - TELEPHONE	08 - TELEPHONE	09 - TELEPHONE	10 - TELEX
027	3270-2442	327-2540	3270-2844	–

11 - AREA CODE	12 - FAX NO.	13 - FAX NO.	14 - FAX NO.
027	3270-2590	3270-271	3270-2001

15 - E-MAIL
mbl@aracruz.com.br

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)

01 – NAME
Isac Roffé Zagury

02 – COMPLETE ADDRESS				03 - DISTRICT
Av. Brigadeiro Faria Lima,2272 - 3th and 4th Floor - Jardim Paulistano

04 – ZIP CODE (CEP)	05 - CITY			06 - STATE
01.452-000	São Paulo			SP

07 - AREA CODE	08 - TELEPHONE	09 - TELEPHONE	10 TELEPHONE	11 - TELEX
011	3301-4160	3301-4139	3301-4194	—
12 - AREA CODE	13 - FAX NO	14 - FAX NO	15 - FAX NO
011	3301-4202	3301-4117	3301-4275

16 - E-MAILL
iz@aracruz.com.br

01.04 – ACCOUNTANT / REFERENCE

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - ENDING	3 - NUMBER	4 - BEGINNING	5 - ENDING	6 – NUMBER	7 - BEGINNING	9 - ENDING
01/01/2006	12/31/2006	1	01/01/2006	03/31/2006	4	10/01/2005	12/31/2005

9 - NAME / ACCOUNTANT CORPORATE NAME					10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes					00385-9

11 - NAME OF THE TECHNICAL RESPONSIBLE					12 - CPF Nº
Celso de Almeida Moraes					680.686.898-34

01.05 – CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK

NUMBER OF SHARES (Thousands)	1 - CURRENT QUARTER 03/31/2006	2 – PREVIOUS QUARTER 12/31/2005	3 – QUARTER PREVIOUS YEAR 03/31/2005
PAID-IN CAPITAL
1 – COMMON	455,391	455,391	455,391
2 –PREFERRED	577,163	577,163	577,163
3 – TOTAL	1,032,554	1,032,554	1,032,554
IN TREASURY
4 – COMMON	483	483	483
5 –PREFERRED	1,483	1,483	1,378
6 – TOTAL	1,966	1,966	1,861

01.06 - SOCIETY CHARACTERISTICS

1 – TYPE OF SOCIETY
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

2 – SITUATION
IN OPERATION

3 – ACTIVITY CODE
104 – PAPER AND PULP INDUSTRY

4 – ACTIVITY OF THE SOCIETY
PRODUCTION OF BLEACHED EUCALYPTUS PULP

5 – TYPE OF CONSOLIDATED
TOTAL

6 – AUDITORS’ REPORT TYPE
UNQUALIFIED OPINION

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS

01 - ITEM	02 – TAXPAYER NO.	03 – NAME

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER

1 – ITEM	2 – EVENT	3 - DATE OF APPROVAL	4 - PROVENTO	5 - PAYMENT BEGAIN	6 - STOCK TYPE	7 - STOCK OF VALUE
01	RD	03/23/2006	INTEREST ON STOCKHOLDERS’	04/13/2006	ON	0,0817897563
02	RD	03/23/2006	INTEREST ON STOCKHOLDERS’	04/13/2006	PNA	0,0899687319
03	RD	03/23/2006	INTEREST ON STOCKHOLDERS’	04/13/2006	PNB	0,0899687319

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN ACCOUNTING PERIOD IN COURSE

1 – ITEM	2 – DATE OF CHANGE	3 - VALUE OF THE SUBSCRIBED CAPITAL (REAL THOUSAND)	4 - VALUE OF THE ALTERATION (REAL THOUSAND)	5 - ORIGIN OF THE ALTERATION	7 – AMOUNT OF OUTSTANDING STOCKS (THOUSAND)	8 – VALUE PER SHARE ON THE ISSUE DATE (REAL)

01.10 - DIRECTOR OF INVESTOR RELATIONS

01 – DATE	02 — SIGNATURE
04/06/2005	/s/ Isac Roffé Zagury

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2006	4 – DATE – 12/31/2005
1	TOTAL ASSETS	8,655,139	8,676,934
1.1	CURRENT ASSETS	1,551,420	1,613,560
1.1.1	CASH AND CASH EQUIVALENTS	625	406
1.1.2	CREDITS	552,299	434,090
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	296,405	193,002
1.1.2.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	16,421	17,266
1.1.2.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS	3,492	3,087
1.1.2.4	EMPLOYEES	4,728	4,556
1.1.2.5	SUPPLIERS	5,362	6,537
1.1.2.6	SUBSIDIARIES	4	3
1.1.2.7	TAXES	221,481	205,133
1.1.2.8	OTHERS	4,406	4,506
1.1.3	INVENTORIES	183,503	183,253
1.1.3.1	SUPPLIES	89,757	85,960
1.1.3.2	RAW MATERIALS	46,208	49,120
1.1.3.3	FINISHED GOODS	47,268	47,922
1.1.3.4	PRODUCTS IN PROCESS	0	0
1.1.3.5	OTHERS	270	251
1.1.4	OTHERS	814,993	995,811
1.1.4.1	SHORT-TERM INVESTMENTS	808,779	989,971
1.1.4.2	FINANCIAL APPLICATION	0	0
1.1.4.3	PREPAID EXPENSES	6,204	5,830
1.1.4.4	FIXED ASSETS AVAILABLE FOR SALE	0	0
1.1.4.5	OTHERS	10	10
1.2	LONG-TERM ASSETS	249,390	240,730
1.2.1	CREDITS	190,230	181,866
1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	0	0
1.2.1.2	SUPPLIERS	179,924	170,776
1.2.1.3	TAXES	9,540	8,970
1.2.1.4	OTHERS	766	2,120

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2006	4 – DATE – 12/31/2005
1.2.2	ACCOUNTS RECEIVABLE — RELATED PARTIES	5,758	6,189
1.2.2.1	FROM AFFILIATES	0	0
1.2.2.2	FROM SUBSIDIARIES	5,758	6,189
1.2.2.3	OTHERS	0	0
1.2.3	OTHERS	53,402	52,675
1.2.3.1	LONG-TERM INVESTMENTS	5,311	5,302
1.2.3.2	ESCROW DEPOSITS	48,091	47,373
1.2.3.3	OTHERS	0	0
1.3	FIXED ASSETS	6,854,329	6,822,644
1.3.1	INVESTMENTS	2,140,047	2,089,222
1.3.1.1	IN AFFILIATES	0	0
1.3.1.2	IN SUBSIDIARIES	2,137,410	2,086,585
1.3.1.3	OTHER COMPANIES	2,637	2,637
1.3.2	PROPERTY, PLANT AND EQUIPMENT	4,342,789	4,333,140
1.3.2.1	LAND	622,495	594,151
1.3.2.2	BUILDINGS	444,120	447,964
1.3.2.3	MACHINERY AND EQUIPMENT	2,357,553	2,263,569
1.3.2.4	FORESTS	755,407	739,652
1.3.2.5	ADVANCES TO SUPPLIERS	688	6,462
1.3.2.6	CONSTRUCTION IN PROGRESS	52,084	168,047
1.3.2.7	OTHERS	110,442	113,295
1.3.3	DEFERRED ASSETS	371,493	400,282
1.3.3.1	INDUSTRIAL	5,619	6,264
1.3.3.2	FORESTS	0	0
1.3.3.3	ADMINISTRATIVE	0	0
1.3.3.4	GOODWILL ARISING ON INCORPORATION OF ENTITY	365,874	394,018
1.3.3.5	OTHERS	0	0

2.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2006	4 – DATE – 12/31/2005
2	TOTAL LIABILITIES	8,655,139	8,676,934
2.1	CURRENT LIABILITIES	915,892	1,227,369
2.1.1	LOANS AND FINANCING	160,705	363,736
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	90,940	101,567
2.1.4	TAXES	63,506	48,731
2.1.5	DIVIDENDS PAYABLE	91,519	154,361
2.1.6	PROVISIONS	25,051	39,831
2.1.6.1	VACATION AND 13th SALARY	19,717	18,683
2.1.6.2	PROFIT SHARING	5,334	21,148
2.1.7	LOANS FROM RELATED PARTIES	316,925	368,897
2.1.7.1	ADVANCES FROM SUBSIDIARIES	316,328	368,043
2.1.7.2	OTHERS	0	0
2.1.7.3	OTHER DEBTS TO SUBSIDIARIES	597	150,246
2.1.8	OTHERS	167,246	246
2.1.8.1	OTHERS	17,246	150,000
2.1.8.2	PROPOSED DIVIDENDS	150,000	3,233,387
2.2	LONG-TERM LIABILITIES	3,271,049	1,010,056
2.2.1	LOANS AND FINANCING	1,695,957	0
2.2.2	DEBENTURES	0	569,458
2.2.3	PROVISION	635,232	37,391
2.2.3.1	LABOR CONTINGENCIES	37,450	462,780
2.2.3.2	TAX CONTINGENCIES	487,200	69,287
2.2.3.3	INCOME TAX ON TEMPORARY DIFERENCES	110,582	1,576,183
2.2.4	LOANS FROM RELATED PARTIES	862,426	1,576,183
2.2.4.1	ADVANCES FROM SUBSIDIARIES	77,434	77,690
2.2.5	OTHERS	24,272	24,229
2.2.5.01	SUPPLIERS	53,162	53,461
2.2.5.02	OTHERS	0	0

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2006	4 – DATE – 12/31/2005
2.5	STOCKHOLDER’S EQUITY	4,468,198	4,216,178
2.5.1	PAID-IN CAPITAL	1,854,507	1,854,507
2.5.1.1	COMMON STOCK	783,599	783,599
2.5.1.2	PREFERRED STOCK	1,070,908	1,070,908
2.5.2	CAPITAL RESERVES	162,210	162,210
2.5.3	REVALUATION RESERVE	0	0
2.5.3.1	OWN ASSETS	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.5.4	REVENUE RESERVES	2,199,461	2,199,461
2.5.4.1	LEGAL	281,037	281,037
2.5.4.2	STATUTORY	0	0
2.5.4.3	FOR CONTINGENCIES	0	0
2.5.4.4	UNREALIZED INCOME	0	0
2.5.4.5	FOR INVESTMENTS	1,927,410	1,927,410
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.5.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)
2.5.4.7.1	TREASURY STOCK	(8,986)	(8,986)
2.5.5	RETAINED EARNINGS	252,020	0

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2006 TO : 03/31/2006	4 – FROM : 01/01/2006 TO : 03/31/2006	5 – FROM : 01/01/2005 TO : 03/31/2005	6 – FROM : 01/01/2005 TO : 03/31/2005
3.1	GROSS SALES AND SERVICES REVENUE	574,656	574,656	608,070	608,070
3.2	SALES TAXES AND OTHER DEDUCTIONS	(7,332)	(7,332)	(7,237)	(7,237)
3.3	NET SALES REVENUE	567,324	567,324	600,833	600,833
3.4	COST OF GOODS SOLD	(431,299)	(431,299)	(390,742)	(390,742)
3.5	GROSS PROFIT	136,025	136,025	210,091	210,091
3.6	OPERATING (EXPENSES) INCOME	208,645	208,645	58,438	58,438
3.6.1	SELLING	(17,501)	(17,501)	(14,741)	(14,741)
3.6.2	GENERAL AND ADMINISTRATIVE	(19,461)	(19,461)	(17,916)	(17,916)
3.6.3	FINANCIAL	207,069	207,069	(35,274)	(35,274)
3.6.3.1	FINANCIAL INCOME	171,411	171,411	58,886	58,886
3.6.3.2	FINANCIAL EXPENSES	35,658	35,658	(94,160)	(94,160)
3.6.4	OTHER OPERATING INCOME	8,108	8,108	9,195	9,195
3.6.5	OTHER OPERATING EXPENSES	(42,034)	(42,034)	(37,429)	(37,429)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	72,464	72,464	154,603	154,603
3.7	OPERATING INCOME	344,670	344,670	268,529	268,529
3.8	NON-OPERATING (EXPENSES) INCOME	(474)	(474)	(611)	(611)
3.8.1	INCOME	489	489	121	121
3.8.2	EXPENSES	(963)	(963)	(732)	(732)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	344,196	344,196	267,918	267,918
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(50,881)	(50,881)	(62,312)	(62,312)
3.11	DEFERRED INCOME TAXES	(41,295)	(41,295)	13,280	13,280
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0	0
3.12.1	REMUNERATION	0	0	0	0
3.12.2	APPROPRIATIONS	0	0	0	0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL	89,000	89,000	0	0
3.15	NET INCOME FOR THE PERIOD	341,200	341,200	218,886	218,886

	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,693	1,030,693
	EARNINGS PER SHARE	0,33090	0,33090	0,21237	0,21237
	LOSS PER SHARE	0	0	0	0

04.01 – NOTES TO THE FINANCIAL STATEMENTS

EXPRESSED IN THOUSANDS OF REAIS

(Except as indicated otherwise)

1                                         Operations and Background

Aracruz Celulose S.A. (“Aracruz”, “Company” or “Parent Company”), based in Aracruz, in the State of Espírito Santo, with plants located in the Brazilian States of Espírito Santo (ES), Bahia (BA) and Rio Grande do Sul (RS), was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company’s own forests, with installed production capacity of 2,560 thousand tons per annum, 2,130 thousand at the mill in Barra do Riacho - ES, 430 thousand at the mill in Guaíba – RS, and 900 thousand at the mill in Eunápolis – BA (450 thousand tons relating to its 50% share in Veracel Celulose S.A.).

Aracruz owns 50% of the capital stock of Veracel Celulose S.A. (“Veracel”), with the other half held by the Swedish-Finnish group Stora Enso. Operations at the Veracel mill, investments in which totaled approximately US$ 1.25 billion, started up in May, 2005 and already by November it was producing at full capacity. The tree planting plan for Veracel’s eucalyptus forests in the State of Bahia continues to expand.

The Company’s operations are integrated with those of its subsidiaries, which operate in: (i) the distribution of products on the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading Hungary Commercial and Servicing Limited Liability Company (Aracruz Trading Hungary Ltd.) and Riocell Trade Limited Partnership (Riocell Trade)), (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) forestation and reforestation of eucalyptus trees, under an usufruct agreement with the Parent Company (Mucuri Agroflorestal S.A.), (iv) the manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) consulting services and international trading activities (Ara Pulp - Comércio de Importação and Exportação, Unipessoal Ltda.) and (vi) pulp production (Veracel Celulose S.A.).

Aracruz Celulose S.A. and Suzano Bahia Sul S.A. (previously denominated Bahia Sul Celulose S.A.) jointly own assets comprised of 40 thousand hectares of lands and planted forests acquired from FRDSA (Floresta do Rio Doce S.A.), located in the north of the State of Espírito Santo. For the acquisition of its individual share of such assets, Aracruz Celulose S.A. made a commitment to pay consideration of R$ 96.7 million from December 31 2002 through 2007. As of March 31, 2006 the outstanding balance is R$ 14,149 (recorded in current and long-term liabilities).

In 2003, Aracruz Celulose S.A. acquired outright control of Riocell S.A. for the amount of R$ 1,635,055 thousand, R$ 839,305 of which was goodwill. The goodwill was based on the market value of Riocell’s assets, in the amount of R$ 276,422, and on the estimated future profitability of the business, in the amount of R$ 562,883. On January 7, 2004 Riocell S.A., located in the State of Rio Grande do Sul, was merged upstream by Aracruz Celulose S.A (see Notes 11 and 12). The incorporated plant produces mainly bleached eucalyptus pulp and its current production capacity is 430 thousand tons per year. The unit’s forestry operations include 33 thousand hectares of eucalyptus trees.

2                                         Financial Disclosures and Significant Accounting Principles

The consolidated quarterly financial information has been prepared in conformity with accounting practices adopted in Brazil and procedures determined by the Brazilian Securities Commission – CVM and Institute of Independent Auditors - IBRACON, the most significant of which are as follows:

a)                  Revenues arise from long-term contracts and from spot sales of pulp, and are recognized when the risk of ownership has passed to the customer. Other revenues, costs and expenses are reported on the accrual basis of accounting.

b)                 Inventories are stated at the lower of the average cost of purchase or production, and replacement of realizable values.

c)                  The other short and long-term assets are stated at the lower of cost or net realizable value, including, when applicable, interest earned.

d)                 Permanent assets are carried at cost restated by government indices through December 31, 1995, combined with the following aspects: (i) investments in affiliated, jointly controlled and associated companies are recorded by the equity method, based on financial information as of September 30, 2005; (ii) depreciation on a straight-line basis over the estimated useful lives of the related assets (Note 11); (iii) timber depletion computed on the cost of cultivation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs benefiting future harvests; (iv) goodwill arising on acquisition, attributed to the fixed assets and deferred assets upon incorporation of the respective subsidiary (Note 12 (i)); and (v) amortization of the deferred assets over the years that the benefits arising from them current are enjoyed (Note 12).

e)                  Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges up to the date of report.

f)                    Preparation of the financial statements requires management to use estimates and judgments related to the recording and disclosure of assets and liabilities, including provisions necessary for losses on accounts receivable, provisions for losses on inventories, definition of useful lives of fixed assets, amortization of pre-operating expenses and goodwill, provisions for contingent liabilities and recognition of revenues and expenses. Actual results may vary from estimates and judgments made by management.

g)                 The consolidated quarterly financial statements include the following Subsidiaries, all as of the Company’s financial reporting date:

Stake in Capital (%)
Pulp production:
Aracruz Celulose S.A.	—
Veracel Celulose S.A.	50
Eucalyptus forests and reforested tracts:
Mucuri Agroflorestal S.A.	100
Port services:
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
International distribution network:
Aracruz Trading S.A.	100
Aracruz Trading Hungary Ltd.	100
Aracruz Celulose (USA), Inc.	100
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda.	100
Riocell Limited	100
Manufacture of solid wood products:
Aracruz Produtos de Madeira S.A. – APM (*)	33.33
Special Purpose Company – SPC:
Arcel Finance Limited (Note 13 (c))	—

(*)              Since Aracruz holds a 1/3 share in the capital stock of Aracruz Produtos de Madeira S.A., its stake is recorded under the equity method.

The exclusive funds recorded as short-term investments have been included in the Company’s consolidation process (Note 4).

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) stakes in capital, reserves and retained earnings (deficit) against investments, (ii) balances of intercompany current accounts and other assets and/ or liabilities, (iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders’ equity of the controlled companies and (v) elimination of unrealized profits among Group Companies.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel Celulose S.A., given that it is jointly controlled (50%) under the terms of the shareholders agreement.

Summary financial statements of the jointly-controlled company Veracel Celulose S.A., as proportionally consolidated by Aracruz, are as follows:

	March 31, 2006	December 31, 2005
Cash and cash equivalents	541	333
Inventories	61,274	63,099
Permanent assets	1,560,771	1,572,318
Other assets	197,426	181,859
	1,820,012	1,817,609

Suppliers	23,415	30,219
Financings	922,718	932,165
Other liabilities	25,396	22,309
Net equity	848,483	832,916
	1,820,012	1,817,609

	1st Quarter 2006	1st Quarter 2005
Net sales revenues (*)	93,870	8,140

Gross profit	25,150	324

Operating profit (loss)	14,304	(9,493)

Net income (loss) for the period	15,567	(4,406)

(*)    These sales of the jointly-controlled company consider sales of eucalyptus wood to the parent company, Aracruz Celulose S.A., for use as a raw material in its production process. In the consolidated financial statements the cost of the wood acquired from Veracel by Aracruz is reported under cost of sales.

h)        In order to enhance the quality of the information provided to the market, the Company is presenting, as additional information, the Statement of Cash Flows and the Statement of Value Added.

The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Independent Auditors - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

The Statement of Value Added, prepared in accordance with Pronouncement NPC-3.7 of the Federal Accounting Council – CFC, presents the result of the operations from the point of view of generation and distribution of value added, where the four main beneficiaries of the value generated by the activities of the Company are: employees, government, third party and shareholders’ capital.

3                                         Marketable Securities

As of March 31, 2006 and December 31, 2005, the marketable securities recorded in the consolidated balance sheet chiefly comprise Certificates of Deposit (CD’s) denominated in U.S. Dollars, placed overseas with leading financial institutions, through the Company’s subsidiaries Aracruz Trading S.A., Aracruz Trading Hungary Ltd. and Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda., the original maturities of which are less than 90 days.

4                                         Short-term Investments

As of March 31, 2006 and December 31, 2005, the Company had units of ownership (quotas) in two exclusive private investment funds. The funds are comprised principally of Certificates of Deposit with leading Brazilian financial institutions, with final maturities between April of 2006 and April, 2011. The securities included in the portfolio of the private investment funds feature daily liquidity and are marked to market on a daily basis. The Company considers such investments as securities held for trading, with changes in fair market value reflected in results of operations.

These exclusive funds do not entail significant financial obligations. Any obligations are limited to the service fees paid to the asset management companies employed to execute investment transactions, audit fees and other general and administrative expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

Description	March 31, 2006	December 31, 2005

Certificates of Bank Deposit (CDB’s)	389,188	460,007
Box of Options	243,121	324,214
Brazilian Federal Government Bonds	89,129	119,751
Debentures	87,341	85,999

Total	808,779	989,971

As of March 31, 2006, the difference between the Company and Consolidated balances, in the amount of R$ 192,098, chiefly refers to CDB’s denominated in Reais held at overseas subsidiaries.

5                                         Accounts Receivable – Trade

	Parent Company		Consolidated
	3/31/2006	12/31/2005	3/31/2006	12/31/2005

Domestic pulp sales	13,135	13,622	14,111	13,991
Foreign pulp sales
Subsidiaries	280,684	177,384
Others (third parties)	2,586	1,996	503,745	562,770
Allowance for doubtful accounts			(7,591)	(8,179)

	296,405	193,002	510,265	568,582

6                                         Inventories

	Parent Company		Consolidated
	3/31/2006	12/31/2005	3/31/2006	12/31/2005

Pulp – finished products
At plants	45,281	45,961	63,194	66,247
Overseas			209,457	192,838
Paper – finished products	1,987	1,961	1,987	1,961
Raw materials	46,208	49,121	57,860	61,464
Maintenance supplies	90,181	86,384	121,247	116,104
Provision for obsolescence / market value adjustment	(424)	(424)	(424)	(424)
Other inventories	270	250	913	1,000

	183,503	183,253	454,234	439,190

7                                         Related Parties

The transactions between the Company and its subsidiaries, jointly controlled and affiliated companies, such as sales of products, purchases of raw materials and services, are eliminated upon consolidation. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates that vary from 6.50% to 8.00% per annum plus exchange variation, and are likewise eliminated in the consolidation process.

(a)                                  Subsidiaries, jointly controlled and affiliated companies

	Aracruz Trading Hungary	Veracel Celulose	Mucuri Agro- florestal	Portocel- Terminal Especializado de Barra do	Aracruz Produtos de Madeira	Total	Total
						2006	2005
Balance Sheet	Ltd	S.A.	S.A.	Riacho S.A.	S.A.	March	December
Current assets	280,684	14		3	1,156	281,857	159,354
Long-term assets			5,543	214		5,757	6,189
Current liabilities	316,299			597		316,896	368,849
Long-term liabilities	862,426					862,426	1,576,183

				2006	2005
Transactions for Quarter				March	March

Sales revenues	529,570		1,575	531,145	559,418
Payments for port services		3,158		3,158	2,849
Purchase of wood and chips					21,480
Financial expenses (income), net	(96,667)			(96,667)	48,818

(b)                                  Stockholders and affiliated companies

Transactions with a Company Stockholder and the company related to it, mainly financing transactions and performance of services, are carried out at rates, for amounts and on terms that would normally apply to unrelated parties.

	Consolidated
	Stockholder	Related company	Total
	BNDES – Banco Nacional de	Cia. de Navegação	2006	2005
Balance Sheet	Desenvolvimento Econômico e Social	Norsul	March	December
Current liabilities	185,899		185,899	164,037
Long-term liabilities	1,123,143		1,123,143	1,170,766
			2006	2005
Transactions for Quarter			March	March
Financial expenses (income), net	(2,376))		(2,376))	17,830
Freight expenses		4,258	4,258	4,608

8                                         Tax Credits and Expenses on Income Tax and Social Contribution

(a)                                  Tax credits

	Parent Company		Consolidated
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
Deferred income tax and social contribution
Tax losses (i)	37,063	35,870	50,613	51,097
Negative results for purposes of social contribution on net income – CSLL (i)	9,102	8,672	13,985	14,154
Temporary difference (ii)
Exchange variation taxed on cash basis	(158,427)	(101,570)	(158,427)	(101,570)
Other temporary differences	1,680	(12,259)	7,101	(8,437)
Income tax recoverable / offsettable
Income tax and social contribution on net income – prepaid on estimated bases	48,605	117,485	52,699	117,637
Income tax overpaid in prior years	130,475	23,856	130,475	23,856
Income tax withheld on investments in marketable securities	1,920	31,034	6,917	36,335
Income tax accrued on investments in marketable securities	26,891	1,494	26,919	1,533
State value-added tax on circulation of goods and services – ICMS (iii)	285,896	274,545	311,324	291,273
Provision for loss on ICMS credits (iii)	(276,356)	(265,575)	(280,804)	(269,757)
Other sundry items	13,590	31,264	53,828	85,297
Total	120,439	144,816	214,630	241,418
Shown as:
Current assets	221,481	205,133	275,200	261,508
Long-term assets	9,540	8,970	26,158	24,666
Long-term liabilities	(110,582)	(69,287)	(86,728)	(44,756)

(i)                       The deferred tax credits arising from accumulated tax losses and negative results for social contribution purposes at Veracel (on proportional bases) have been recorded as of March 31, 2006 backed up by economic viability studies approved by that company’s management bodies. The breakdown of the Veracel balances and their expectations for realization are itemized year to year, as prescribed by CVM Instruction No. 371/02, and detailed below:

	2009	2010	2011 to 2013	Total

Income tax	1,005	1,465	11,056	13,526
Social contribution	1,447	2,110	1,313	4,870
Total	2,452	3,575	12,369	18,396

As described in Note 1, the jointly owned company Veracel started up its production during 2005 and its sales will have the required synergy with the Company’s international distribution network. The economic viability studies indicate full realization of the tax credits by the year 2013.

The remaining balance of R$ 46,165 refers to deferred tax credits resulting from accumulated tax losses for income tax purposes and negative results for social contribution purposes at Aracruz. They will be realized, according to the Company’s business plan, during the current fiscal year 2006.

(ii)           The income tax and social contribution deferred on temporary differences are stated at net value. The principal temporary effect refers to the effect of credit exchange variation calculated for the current year (system for calculating tax and social contribution on a cash basis – exchange effects).

(iii)          Since the promulgation of Federal Law No. 87 on September 13, 1996, the Company’s Espírito Santo mill has been accumulating ICMS (State Value Added Tax – VAT) credits, resulting from its predominantly export activity. The Company has the legal right, not contested by the tax authorities, to claim those credits from the State. However, due to the fact that the negotiations underway with the State in this regard have not permitted a reasonable estimate of the period for resolution of this matter, the Company has been recording a provision for losses of 100% of such ICMS credit balances recorded in the accounting books in relation to the unit in the State of Espírito Santo.

In August of 2005, the Company signed a Transaction Document with the state government, whereby it settled debts relating to the rate differential under litigation in the amount of R$ 133 million. Of this total, R$ 13 million have already been paid and R$ 120 million settled through offset with accumulated ICMS credits. In light of such offset, the amount of R$ 120 million was reverted from the provision for loss of ICMS credits. In view of this transaction, the lawsuit the Company filed in September of 2002, to be guaranteed the right to circulate the accumulated ICMS credits, no longer has any purpose, for which reason Aracruz has ceased and desisted on it.

Furthermore, in September of 2005, the State government enacted new legislation allowing the transfer of accumulated ICMS credits resulting from exportation for other taxpayers who have debts resulting from assessment notices, notifications of debts or cancelled installment payment plans in relation to such taxes. The legislation in question establishes that companies should file for the right to carry out such transactions by no later than March 31, 2006. The Company has initiated such efforts and sees a good possibility of successfully negotiating part of its accumulated ICMS credits with third parties with the appropriate approval of the state authorities. However, as such expectations have not resulted in concrete steps so far, no consideration has been given to their potential impacts in the financial statements as of March 31, 2006.

The amount of R$ 9,540 at Aracruz, not covered by the provision for loss, chiefly refers to ICMS credits at the Guaíba Unit (RS), which the Company has been offsetting in the normal course of operations. The amount of R$ 30,520 at the Consolidated level refers mainly to the ICMS credits at the jointly controlled company Veracel, net of the provision for losses. Management has been negotiating transfer of such credits to third parties and offset thereof with other operations subject to this tax with Bahia state authorities. According to its best estimates and judgment at present, management of the jointly controlled subsidiary company believes that the provision set up as of March 31, 2006 is adequate.

(b)                                  Income tax and social contribution reflected in results originate from:

	Parent Company		Consolidated
	3/31/2006	31/03/2005	3/31/2006	31/03/2005
Income before income tax, social contribution and minority interest	344,196	267,918	387,301	248,800
Income tax and social contribution at enacted rates of 34%	117,027	91,092	131,682	84,592
Equity pick-up from subsidiaries with differentiated rates or income not subject to taxation	(26,119)	(43,793)	(5,586)	(38,264)
Depreciation, amortization, depletion and disposals – Article 2, Law No. 8200/91	570	650	570	650
Contributions and donations	318	122	318	122
Other effects of permanent differences	380	961	401	974

Income tax and social contribution	92,176	49,032	127,385	48,074

Current portion	50,881	62,312	81,313	75,775

Deferred portion	41,295	(13,280)	46,072	(27,701)

9                                        Advances to Suppliers – Forest Producer Program

The Forestry Producer Program is a partnership with rural producers, initiated in 1990 in the State of Espírito Santo and expanded to other states, such as Bahia, Minas Gerais, Rio Grande do Sul and, more recently, Rio de Janeiro. The Program encourages the planting of commercial forests of eucalyptus trees, in respect of which the Company provides technology, technical support, materials and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production. As of March 31, 2005, advances of funds amounted to R$ 179,924 (Consolidated R$ 194,389), compared with R$ 170,776 (Consolidated R$ 183,891) as of December 31, 2005, which are recovered against the delivery of the wood by the producers.

10                                 Investments

(a)          Parent Company

				Portocel -
		Aracruz	Mucuri	Terminal	Aracruz
	Aracruz	Celulose	Agro-	Especializado	Produtos	Veracel		Aracruz
	Trading	(USA),	florestal	de Barra do	de Madeira	Celulose	Riocell	Trading		2006	2005
	S.A.	Inc.	S.A.	Riacho S.A.	S.A.	S.A.	Limited	Hungary Ltd	Ara-Pulp	Total	Total
In Subsidiaries, jointly-controlled and affiliated companies

Share in voting capital - %	100,00	100,00	100,00	51,00	33,33	50,00	100,00	100,00	100,00

Information as of March 31, 2006
Subscribed and paid-in capital	212	434	72.300	1.573	145.655	1.771.632	48	43	26
Shareholders’ equity	800	6.967	70.175	1.498	59.627	1.696.966	1.832	1.175.569	3.204
Net income (loss) for the year	(442)	(3.909)		(131)	(1.181)	31.135	16	144.363	(83)

Changes in Investment Accounts
At beginning of year	23.529	11.718	70.175	831	20.269	832.916	1.957	1.111.096	3.459	2.075.950	1.301.089
Paying in of capital (i)											165.038
Reduction of capital and distribution of dividends at subsidiary (ii)	(20.745)									(20.745)	(56.261)
Equity pick-up (iii)	(1.984)	(4.751)		(67)	(394)	15.568	(125)	64.473	(256)	72.464	666.084
	800	6.967	70.175	764	19.875	848.484	1.832	1.175.569	3.203	2.127.669	2.075.950

Goodwill on acquisition of investment						50.305				50.305	50.305

Amortization/allocation through incorporation of goodwill (iv)						(40.564)				(40.564)	(39.670)
	800	6.967	70.175	764	19.875	858.225	1.832	1.175.569	3.203	2.137.410	2.086.585

Other investments										2.637	2.637

Total										2.140.047	2.089.222

(a)          Parent Company

(i)      Under the plan for capitalization of Veracel, during 2005 capital increases were carried out in the amount of R$ 160,109, intended for construction of the pulp production plant, as described in Note 1, increase of the capital at Aracruz Produtos de Madeira S.A. in the amount of R$ 4,905 for expansion of the production line, and at Aracruz Trading Hungary Ltd. in the amount of R$ 24. No capital increases occurred in the first quarter of 2006.

(ii)     During the first quarter of 2006, subsidiary Aracruz Trading S.A. distributed dividends in the amount of R$ 20,745 (in 2005 R$ 51,299) and subsidiary Ara Pulp distributed dividends in the amount of R$ 4,962 in 2005.

(iii)    The effect of the exchange exposure of overseas investments is recorded under the heading “Equity pick-up” and the method adopted for translating overseas investments is the current exchange rate.

(iv)    The goodwill paid on the acquisition of Veracel, in the total amount of R$ 50,305, was based on the market value of assets and on estimated future profitability of the business, of which the amount of R$ 40,564 was amortized through March 31, 2006. Goodwill attributable to assets is amortized based on the realization (depreciation/write-off) of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest-growing and is recognized in income in the year in which the trees are felled.

Of the goodwill of R$ 839,305 arising on the acquisition of Riocell S.A. in 2003 (Note 1), R$ 276,422 was allocated principally to fixed assets, while the unallocated portion of R$ 562,883 (future profitability of the business) was transferred to deferred charges (Note 12).

(b)          Consolidated

The consolidated balance of stakes in affiliated and subsidiary companies, in the amount of R$ 19,875 (R$ 21,163 in 2005), represents Aracruz’s share in its affiliated company Aracruz Produtos de Madeira S.A. and the portion of the Veracel goodwill relating to estimated future profitability. The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (proportional consolidation of Veracel).

11                                  Property, Plant and Equipment

	Annual			Accumulated	2006	2005
	depreciation			depreciation	March	December
	rate - %		Cost	/depletion	Net	Net
Parent Company
Lands			622,495		622,495	594,151
Industrial and forestry equipment	4 to 25		4,335,734	(1,978,181)	2,357,553	2,263,569
Forests		(*)	874,563	(119,156)	755,407	739,652
Buildings and betterments	4 and 10		941,803	(497,683)	444,120	447,964
Data processing equipment	20		87,846	(69,941)	17,905	18,359
Assets of administrative and other facilities	4, 10 and 20		168,145	(75,608)	92,537	94,936
Advances for projects in process			688		688	6,462
Construction in progress			52,084		52,084	168,047

Total Parent Company			7,083,358	(2,740,569)	4,342,789	4,333,140

Subsidiary and affiliated (jointly-controlled) companies
Lands			161,665		161,665	158,592
Industrial and forestry equipment	4 to 20		1,075,403	(54,920)	1,020,483	1,022,485
Forests		(*)	164,340	(40,797)	123,543	119,535
Buildings and betterments	4 and 10		237,305	(12,971)	224,334	218,449
Data processing equipment	20		3,665	(1,491)	2,174	2,016
Assets of administrative and other facilities	4, 10 and 20		18,839	(3,816)	15,023	12,206
Advances for projects in process			391		391	5,430
Construction in progress			37,719		37,719	55,643

Total Consolidated			8,782,685	(2,854,564)	5,928,121	5,927,496

(*) Depleted as per criterion described in Note 2 (d)

Depreciation and depletion for the quarters ended March 31, 2006 and 2005 have been allocated as follows:

	1st Qt. 2006	1st Qt. 2005

Production and forestry costs	100,306	89,993
Operating expenses	1,417	1,338

Parent Company	101,723	91,331

Production and forestry costs	22,275	2,910
Operating expenses	102	121

Consolidated	124,100	94,362

12           Deferred Charges

	Amortization	2006	2005
	(years)	March	December
Parent Company

Pre-operating expenditures	10	25,885	25,885
Administrative and product development expenses	3 to 10	133	133
Riocell S.A. goodwill – Upstream merger (i)	5 and 10	562,883	562,883
		588,901	588,901

Accumulated amortization		(217,408)	(188,619)

Total Parent Company		371,493	400,282

Subsidiary and affiliated (jointly-controlled) companies:

Forests (i)		94,465	94,465
Other deferred charges		107	108

		94,572	94,573
Accumulated amortization		(32,480)	(30,119)

		62,092	64,454

Total Consolidated		433,585	464,736

Amortization expenses in the first quarters of 2006 and 2005 were allocated as follows:

	1st Qt. 2006	1st Qt. 2005

Production and forestry costs	645	645
Operating expenses	28,144	14,072

Parent Company	28,789	14,717

Production and forestry costs	2,362	1,793

Consolidated	31,151	16,510

(i)             The Company altered the amortization period in 2005 from 10 to 5 years. The effect of this alteration in the first quarter of 2005 was only recorded in results in the month of April, 2005.

(ii)          Amortization of the deferred forestry charges is proportional to the depletion of the areas planted with eucalyptus trees.

13           Loans and Financings

	Interest rate	Parent Company		Consolidated
	(% p.a.)	3/31/2006	12/31/2005	3/31/2006	12/31/2005
Brazilian currency
Loans indexed to Long-Term Interest Rate (TJLP)	7.8 to 12.79	500,742	525,227	1,005,546	1,015,385
Loans indexed to basket of currencies	8.01 to 9.57	84,546	94,503	303,497	319,419
Loans indexed to other currencies	8.75		5,208	3,804	7,754

Foreign currency (U.S. Dollars)
Loans linked to operation for securitization of export receivables	5.98 to 7.05			660,820	1,674,507
International Finance Corporation (IFC)	7.42	110,993	117,421	110,993	117,421
Advances for exchange contracts / prepayments	3.85 to 6.10	1,148,093	618,390	1,148,094	618,390
Import financing	4.87 to 5.52	12,288	13,043	12,288	13,043
Other loans / financings	4.08 to 6.58			195,158	214,544

Total loans and financings		1,856,662	1,373,792	3,440,200	3,980,463

Portion falling due short term (including interest payable)		(160,705)	(363,736)	(344,577)	(728,411)

Portion falling due long term

2007		115,636	209,911	296,146	677,830
2008		175,386	176,240	421,938	646,404
2009		110,550	87,906	356,628	459,976
2010 to 2016		1,294,385	535,999	2,020,911	1,467,842
		1,695,957	1,010,056	3,095,623	3,252,052

(a)           Loans from BNDES (stockholder)

As of December 31, 2005, Aracruz had financings in the total amount of R$ 580,926 (December 31, 2005 - R$ 617,464) from its stockholder Banco Nacional de Desenvolvimento Econômico e Social – BNDES (the Brazilian Development Bank), subject to interest varying between 7.8% and 10.5% p.a., to be amortized in the period from 2006 to 2016.

In addition, as of December 2005 Aracruz signed financing agreements with BNDES in the total amount of R$ 297,209, to be amortized in the period from 2007 to 2016, of which R$ 140,441 has already been released, subject to interest varying from 8.51% to 10.50% p.a.

As regards Veracel, as of March 31, 2006, BNDES financings amount to R$ 714,372 (as of December 31, 2005 - R$ 705,458), subject to interest varying from 7.00% to 11.50%, to be amortized in the period from June, 2006, to February of 2014. These amounts refer to the 50% share held by Aracruz in Veracel.

The financings granted by BNDES are guaranteed by mortgages, in varying degrees, of the industrial unit in the State of Espírito Santo and by Company lands and forests, as well as by a statutory lien on financed machinery and equipment.

(b)           International Finance Corporation (IFC)

As of March 31, 2006, the Company has a US$ 50 million loan agreement with the International Finance Corporation (IFC), the private sector line of the World Bank Group. The loan bears interest of 7.42% p.a., to be amortized between 2007 and 2014.

(c)           Operation for securitization of export accounts receivable

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a Special Purpose Entity (SPE) in which the Company has no equity stake or power to influence its management. Under this agreement, such entity received and advanced to the Company US$ 250 million through issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A. The funds from these operations were transferred to Aracruz as advance payments for future pulp purchases.

In return, Aracruz Trading S.A. and Aracruz Trading Hungary Ltd. originally undertook to sell the SPE 95% of their total current and future export trade accounts receivable. In June 2003 this obligation was reduced to 80% of such receivables and this level has been maintained through the end of the first quarter of 2006. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.

For its part, Aracruz Celulose S.A. (Parent Company) agreed to produce, sell and deliver pulp to Aracruz Trading S.A. and to Aracruz Trading Hungary Ltd. in sufficient amounts to ensure that the resulting receivables sold to the SPE are enough to satisfy the programmed payments of principal and interest of the notes payable.

With a view to reducing its financing costs and improve its debt profile, in March, 2006, the Company exercised its right to make early settlement in full of the secured export notes issued in February, 2002, and also made an offer to repurchase, on a voluntary sign-on basis, to the holders of the same notes issued in August of 2003 and May of 2004, thus bringing about early settlement of approximately 56% of its securitization debt. The following table details the early settlement of the principal and premium paid:

Tranche (Issue)	Principal Settled Early	Premium

February 2002	312,129	4,520
August 2003	378,314	14,962
May 2004	124,392	2,998

	814,835	22,480

The amount of the premium disbursed in the operation for early payment of the securitization debt has been booked as financial expenses for the quarter ended March 31, 2006.

The table below summarizes the terms and conditions of the three tranches under the original securitization program:

	Original credit line	Interest		Outstanding balance
Tranche/issue	(US$ Th.)	(% p.a.)	Final due date	3/31/2006	12/31/2005

February 2002	250,000	5.984	February 2009		370,907
August 2003	400,000	7.048	September 2011	402,513	885,065
May 2004	175,000	6.361	May 2012	254,171	409,623

	825,000			656,684	1,665,595

As disclosed in Note 21 (d), Aracruz has provided collateral and guarantees in relation to these issues.

(d)           Export prepayment operations

By way of substitution for the early redemption of the program for securitization of the Company’s accounts receivable, in March 2006 prepayment operations were contracted with various banks in the total amount of US$ 320 million, with interest rates varying between 5.11% p.a. and 5.64% p.a., with semi-annual payments and maturities of principal between March, 2008, and March of 2012, thus lengthening the average profile for amortization of the Company’s gross indebtedness and reducing the funding cost of the financings.

14           Financial Instruments (CVM Instruction No. 235/95)

(a)           Risk management

Aracruz and its Subsidiaries operate internationally and are exposed to market risks from changes in foreign exchange rates and interest rates. The exposure of the Company to liabilities denominated in U.S. Dollars does not represent risk from an economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Further in terms of protection of export operations, derivative financial instruments also are used by Company Management to mitigate the exchange risks, the position of which as of March 31, 2006 is represented by 7,320 future dollar contracts through the Brazilian Futures Market (BM&F), with notional value of R$ 839 million (US$ 386 million). In the first quarter of 2006, operations of this type resulted in gains of roughly R$ 140 million (R$ 11 million in 1st quarter 2005).

(b)           Balance sheet (consolidated) classified by currency/index

	March 31, 2006
	U.S. Dollar	Other currencies	Local indices	Un- indexed	Total
Assets
Current assets	589,374	4,254	1,001,877	802,985	2,398,490
Long-term assets	6,433		5,311	324,547	336,291
Permanent assets				6,384,239	6,384,239
Total	595,807	4,254	1,007,188	7,511,771	9,119,020

Liabilities and equity
Current liabilities	217,735	28,934	160,769	496,386	903,824
Long-term liabilities and minority interest	1,990,497	274,562	848,581	691,006	3,804,646
Stockholders’ equity				4,410,550	4,410,550
Total	2,208,232	303,496	1,009,350	5,597,942	9,119,020

	December 31, 2005
	U.S. Dollar	Other currencies	Local indices	Un- indexed	Total
Assets
Current assets	639,799	6,761	1,220,941	791,919	2,659,420
Long-term assets	6,746		5,302	291,215	303,263
Permanent assets				6,416,052	6,416,052
Total	646,545	6,761	1,226,243	7,499,186	9,378,735

Liabilities and equity
Current liabilities	653,365	25,001	147,114	510,746	1,336,226
Long-term liabilities and minority interest	2,081,286	294,741	882,235	633,677	3,891,939
Stockholders’ equity				4,150,570	4,150,570
Total	2,734,651	319,742	1,029,349	5,294,993	9,378,735

(c)           Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company’s financial instruments as of March 31, 2006 can be summarized as follows:

	Parent Company		Consolidated
	Book	Market	Book	Market
Assets
Cash and cash equivalents	625	625	32,970	32,970
Marketable securities			48,500	48,500
Short- and long-term investments	814,090	814,090	1,006,188	1,006,188

Liabilities
Short- and long-term financings (including interest)	1,856,662	1,856,662	3,440,200	3,466,077

The market value of the financial assets and short- and long-term financings, when applicable, has been determined using current rates available for operations on similar terms, conditions and remaining maturities.

15           Stockholders’ Equity

(a)           Capital and reserves

As of March 31, 2006 and December 31, 2005, the Company’s authorized capital is R$ 2,450,000 and the subscribed and paid-in capital is R$ 1,854,507, represented by 1,032,554 thousand register shares, without par value, comprising 455,391 thousand common shares, 38,022 thousand Class A preferred shares and 539,141 thousand Class B preferred shares. The Class A stock may be converted into Class B stock at any time. Shares of capital stock issued by Aracruz are held in custody at Banco Itaú S.A.

The market values of the common and Class A and Class B preferred shares, based on the last quotation at the leading Brazilian stock exchange BOVESPA prior to the closing date for the quarter, were R$ 10.10, R$ 9.08 and R$ 11.40 per share, respectively.

In accordance with the Company’s Bylaws, preferred shares do not vest voting rights, but have priority on return of capital in the event of liquidation of the Company. The preferred shares are entitled to a dividend that is 10% higher than that attributed to each common share, albeit without priority in terms of receiving same. Without prejudice to such right, the Class A preferred shares are assured priority in receiving a minimum annual dividend of 6% of their share of the capital stock.

As part of the proposal for appropriation of income for the year ended December 31, 2005, earnings are to be retained in the amount of R$ 647,957, to be recorded under the Investment Reserve. This reserve is intended to cover Company investment plans, which will be considered by the Stockholders at their Annual General Meeting (AGM) in April of this year.

(b)           Dividends and interest on capital invested

Stockholders are assured by the Company’s Bylaws of a minimum annual dividend equivalent to 25% of the Parent Company’s net income, adjusted by any increases or decreases in the reserves, as defined in applicable corporate legislation.

As permitted by Law No. 9249 of December 26, 1995, the Company’s Management elected, during the first quarter of 2006 and during 2005, to pay interest on capital invested (stockholders’ equity) to the stockholders. This interest is calculated on the reported stockholders’ equity and is limited to the daily variation in the Long-Term Interest Rate - TJLP, amounting to R$ 89,000 (including withholding income tax – IRRF - in the amount of R$ 9,736) and R$ 320,700 (including IRRF in the amount of R$ 42,603), respectively.

Based on the Company’s operating cash generating capacity and in addition to the interest already declared in capital invested, Management is proposing to the AGM, to be held in April 2006, distribution of dividends for the year 2005 in the amount of R$ 150,000, which works out to R$ 151.63 per batch of one thousand Class A and B preferred shares and R$ 137.85 per batch of one thousand common shares.

(c)           Treasury stock

At a meeting held June 3, 2005, the Aracruz Board of Directors, in the manner provided by item XIV of Article 16 of the Company’s Bylaws and Articles 1 and 8 of CVM Instruction No. 10 of February 14, 1980, authorized the Executive Officers Committee to trade shares issued by the Company itself up to the limit of 15 million Class A and Class B preferred shares. The Company’s aim is subsequent disposal and/or cancellation of these shares, without decreasing the capital stock.

As of March 31, 2006, the Company held 483 thousand common shares and 1,483 thousand Class B preferred shares as treasury stock, the market values of which as of that date were R$ 10.10 and R$ 11.40, respectively, per batch of one thousand shares.

16           Employee Post-retirement Benefit Plan - ARUS

The Aracruz Employee Pension Fund ARUS (Fundação Aracruz de Seguridade Social) is a private pension fund which operates in the form of a multi-sponsor fund on a non-profit basis. In September 1998, the previously existing pension plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

The Company sponsors the Arus Retirement Plan and, during the first quarter of 2006, its total contribution was approximately R$ 1,597 (R$ 1,350 in the first quarter of 2005).

Should the sponsor withdraw from the Retirement Plan, the sponsor’s commitment made under Resolution number CPC 06/88 (issued by the Brazilian Supplementary Retirement Benefits Council) is totally covered by the plan’s assets.

17           Insurance Coverage

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of March 31, 2006, the Company’s assets were insured against losses for a total amount of approximately US$ 500,000, corresponding to the maximum limit of indemnity per event.

18           Contingencies

The juridical situation of Aracruz Celulose S.A. and subsidiaries/jointly controlled company includes labor, civil and tax suits. Based on the representation of external legal counsel, Management believes that the appropriate legal procedures and steps taken in each situation are sufficient to preserve the stockholders’ equity of the Parent Company, without additional provisions for loss on contingencies besides the amount recorded as of March 31, 2005.

(a)           Labor claims

The most significant labor claims are in respect of alleged salary losses due to inflation indices and economic plans imposed by past governments.

In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has agreed to part of the claims of the employees, as represented by their Labor Union. The Company has appealed the decision.

As of March 31, 2006, the Parent Company maintained provisions in the approximate amounts of R$ 37,234 (Consolidated – R$ 39,134) to cover possible unfavorable decisions, as well as deposits in court in the amount of R$ 16,537 (Consolidated - R$ 22,118).

(b)           Brazilian Social Security Institute - INSS

In March 1997, the Company received assessment notices from the Brazilian Social Security Institute - INSS relating principally to accommodation allowances. The inspectors took the view that the subsidized rentals constituted indirect salaries (remuneration in kind). As a consequence, the INSS inspectors argued, this process results in underpayment of the corresponding social security contributions. The Company filed a suit for declaratory judgment to challenge such assessments, with a view to cancellation of the notices, which amount to approximately R$ 16,000.

As of March 31, 2006, the Company’s deposits in court in relation to this case amounted to approximately R$ 16,980. Based on the advice of its legal counsel, indicating the possibility of a loss in this case, no provision has been established for any unfavorable decisions.

(c)           PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed for a court injunction against the changes in the bases for calculation of PIS and COFINS, as well as the increase in the COFINS rate, imposed by Law No. 9718/98. A preliminary injunction was issued in favor of the Company on April 5, 1999. Due to unfavorable court decisions for other taxpayers in similar lawsuits, on August 29, 2003 the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program – special payment in installments, in the amount of R$ 56,241 – created by Law No. 10684/2003, and maintained only the claims regarding exchange differences. The remaining amount, related to the period from February 1999 to September 2003, is approximately R$ 54,093, already adjusted to current price levels based on the SELIC interest rate, which is appropriately reflected in the financial statements under provision for contingencies under long-term liabilities.

(d)           Social Contribution on Net Income – Non-incidence on export revenues

In September 2002, the Company obtained a restraining order that give it the right not to pay Social Contribution on Net Income (CSLL) generated by export sales from January 2002, as well as the right to recognize the amounts of tax credits previously offset in this regard, adjusted by the SELIC rate, in the amount of R$ 193,234 as of March 31, 2006, for which it maintains a provision booked under long-term liabilities.

(e)           IRPJ – Deductibility of Social Contribution on Net Income (CSLL)

On June 29, 2005, the Parent Company was assessed relating to deductibility of CSLL from taxable income for IRPJ purposes for fiscal years 2000 and 2001, the existing provision for which was supplemented by the amount of R$ 3.6 million, bringing the total to R$ 38 million.

In July 2005, in view of case law development (jurisprudence), the Company decided to appeal the assessment, although it recalculated the basis for calculation thereof, arriving at the amount of R$ 24.4 million. The Company has maintained the lawsuit, in which the suspension of the demand for the tax credit has not yet been granted to it.

(f)            IRPJ/CSLL – full offset of accumulated tax losses and negative results

On June 29, 2005, the Company was assessed related to full offset of accumulated tax losses (NOL’s) for IRPJ purposes and negative results for CSLL purposes for fiscal years 2000 and 2001, as well as relating to the full offset, in fiscal year 2000, of the tax loss generated during the period it enjoyed the export tax benefit known as the BEFIEX. The amount provided for related to this assessment as of March 31, 2006 is R$ 109.5 million.

The Company has filed a law suit and obtained a court order suspending requirement to pay the tax credits relating to the full offset of the IRPJ accumulated tax losses and negative CSLL results.

(g)           Other

Based on the opinion of its legal counsel, the Parent Company maintains on its accounting records a provision for other tax contingencies in the total approximate amount of R$ 32.9 million (R$ 42.0 million Consolidated relating to tax and civil cases involving subsidiaries and jointly controlled subsidiary). For these other contingencies, the Parent Company has on deposit in court the amount of approximately R$ 14.6 million (Consolidated R$ 14.6 million as well).

19           Tax Incentives - ADENE

Since Aracruz is located within the geographic area of ADENE (Agency for the Development of the Northeast) and Decree No. 4213 of April 16, 2002 recognized pulp and paper sector as a priority in the development of the region, the Company claimed and was granted the right by the Federal Revenue Service (SRF) in December of 2002 the right to benefit from reductions in corporate income tax and non-refundable surcharges on adjusted operating profits for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012).

On January 9, 2004, the Company received Official Letter No. 1406/03 from the Extrajudicial Administrator of the former Northeast Development Agency (SUDENE), informing that “pursuant to re-examination by the Juridical Consultancy of the Ministry for Integration as regards the coverage of the cited incentive granted,” it considered that it was inappropriate for Aracruz to enjoy the benefit previously granted and accrued, which caused revocation thereof.

During fiscal years 2004 and 2005, notifications with the objective of annulling the related tax benefits were issued by ADENE and repeatedly challenged and/or contested by the Company. This culminated in an Assessment Notice drawn up against the Company in December 2005 by the SRF, in which the latter government agency required payment back to public coffers of the amounts of the tax incentives used so far, plus interest, albeit without imposition of any fines, for a total amount of R$ 211 million. The Company filed a challenge against this assessment and is presently awaiting a decision.

Company Management, in conjunction with its legal counsel, believes that the decision to cancel the ADENE tax benefits is incorrect, both with respect to the benefits used and in relation to the remaining period. Both the Management and its legal counsel believe that the chances of success are to be ranked as possible. In this sense, Aracruz believes that the cited cancellation will not affect the benefits accrued through the end of the previous period (R$ 142,858 as of December 31, 2004, recorded under Capital Reserves). Therefore, no provision has been set up in relation to the tax benefits recognized through December 31, 2004 in the financial statements as of March 31, 2005.

20           Reconciliation of Stockholders’ Equity and Results of Operations for 1st Quarter - Parent Company and Consolidated

	2006	2005
	March	December
Stockholders’ Equity
Stockholders’ Equity - Parent Company	4,468,198	4,216,178
Unearned income	(109,193)	(117,357)
Unrealized shipping expenses	21,847	17,951
Income tax and social contribution on unearned income	29,698	33,798
Stockholders’ Equity - Consolidated	4,410,550	4,150,570

Results for the 1st Quarter	2006	2005
	March	March
Net Income for the 1st Quarter - Parent Company	341,020	218,886
Unrealized shipping expenses	3,896	2,099
Unearned income	8,164	(29,554)
Income tax and social contribution on unearned income	(4,100)	9,335

Net Income for the 1st Quarter - Consolidated	348,980	200,766

21           Commitments

(a)           Supply of chemical products

Long-term agreements were signed between Aracruz and Canadianoxy Chemicals Holdings Ltd., in December of 1999 and May of 2002, for the supply of chemical products to the former, under which the Company pledged to acquire volumes of chemical products conservatively projected for a period of 6 years as from the dates the contracts were signed. The contracts include clauses for suspension of supply and breach of contract which are normal on the market, such as Force Majeure, as well as performance incentives such as sharing of productivity gains, preference prices and “take-or-pay”. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years.

(b)           Supply of wood

The Company signed a contract with Suzano Bahia Sul S.A. with a view to a loan of 1,900 thousand m³ of eucalyptus wood, amounts that were received through June of 2005 and for which the Company, based on its present forest formation costs, has provided the amount of R$ 18,018 as of March 31, 2006 and December 31, 2005. The contract calls for return of an equivalent volume on similar operating terms between 2006 and 2008.

(c)           Indian Communities - Terms of settlement

In the first half of 1998, local Indian communities and the Company entered into Terms of Settlement (“TAC’s”) whereby both parties recognized the legitimacy of Administrative Rulings Nos. 193, 194 and 195, all dated March 6, 1998, issued by the Federal Ministry of Justice, which determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. Aracruz committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (historical amount), monetarily restated each month by one of the official inflation indices (General Market Price Index – IGP-M or Consumer Price Index – IPC) or such other indices as may replace them in the future, whichever is greater. The value of this financial assistance was to be disbursed over a 20-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the TAC’s in force, during the year 2005 members of the Indian communities invaded some forestry areas and the Company’s industrial premises. Although Aracruz had obtained provisional measures for reinstatement of its ownership of the invaded areas, at end of the year the Indians still occupied approximately 11,000 hectares of land to which the Company is legally entitled. Since the invasion represented breach of the TAC’s by the Indian communities, the Company — after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor — suspended all commitments to the Indian communities under the TAC’s as of May 2005.

As of March 31, 2006, in relation to the time the TAC’s were being complied with, the Company had donated the amount of R$ 9,597 to the Indian Associations.

On February 17, 2006, FUNAI published Decisions Nos. 11 and 12 in the Official Federal Gazette (D.O.U.), approving the conclusion of a working group set up by FUNAI Administrative Ruling No. 1299/05, which recommended expansion of the current Indian reserves by about 11,000 hectares, comprised almost entirely of lands owned by Aracruz. As it is confident of the legitimacy of its rights, the Company intends to file timely challenges to such Decisions. Aracruz will not suffer significant impacts on its business should the supply of timber from such lands be hampered by this demand.

(d)           Guarantees

As of March 31, 2005, collateral signatures and other such guarantees granted to other Company subsidiaries and jointly controlled subsidiaries, relating to third party loans and legal challenges filed by these companies, are represented as follows:

Aracruz Trading Hungary Ltd.	656,684
Veracel Celulose S.A.	912,778
Total	1,569,462

SUPPLEMENTARY INFORMATION

1              Statement of Cash Flow

	Parent Company		Consolidated
	1st Quarter		1st Quarter
	2006	2005	2006	2005
Operating activities

Net income for the year	341,020	218,886	348,980	200,766
Adjustments to reconcile net income to cash generated by operating activities:
Depreciation, amortization and depletion	130,512	106,048	155,251	110,872
Equity pick-up	(72,464)	(154,603)	394	358
Deferred income tax and social contribution	41,295	(13,280)	46,072	(27,701)
Premium – early payment of securitization installments			22,480
Monetary and exchange variations	(184,716)	19,107	(165,990)	20,756
Provision for contingencies, net	29,495	19,747	29,748	20,038
Provision for losses on tax credits	10,782	16,921	11,047	16,921
Amortization of goodwill	894	732	894	732
Residual value of permanent assets disposed of	(415)	(60)	(469)	(60)

Decrease (increase) in assets
Securities	(10,336)	(37,549)	(12,532)	(37,549)
Accounts receivable	(119,209)	39,707	5,566	(10,217)
Inventories	(250)	(25,592)	(15,044)	(34,095)
Tax credits	(27,700)	8,887	(30,708)	6,232
Other items	(635)	(6,476)	(1,260)	(5,906)

Increase (decrease) in liabilities
Suppliers	(6,175)	(12,967)	(17,680)	(26,919)
Advances from Subsidiaries (including interest)	(633,493)	(33,668)
Interest on loans and financings	6,781	4,403	(597)	6,090
Income tax and social contribution on net income	12,922	(18,284)	35,897	(5,481)
Provisions for contingencies	(5,016)	(2,426)	(5,015)	(2,430)
Other items	3,783	4,815	9,544	1,744

Cash generated by (used in) operating activities	(482,925)	134,348	416,578	234,151

	Parent Company		Consolidated
	1st Quarter		1st Quarter
	2006	2005	2006	2005
Investing activities

Short- and long-term investments	191,519	(25,000)	232,583	(25,000)
Permanent assets:
Investments		(16,690)
Property, plant and equipment	(111,440)	(64,270)	(124,936)	(169,992)
Deferred charges				(656)
Capital increase at affiliated company	20,745	43,306
Amounts received for sale of permanent assets	483	60	643	60

Cash generated by (used in) investing activities	101,307	(62,594)	108,290	(195,588)

Financing activities
Loans and financings
Additions	919,298	67,495	944,424	165,914
Payments	(385,619)	(44,721)	(1,308,185)	(81,465)
Dividends / interest on capital invested	(151,842)	(25,585)	(151,842)	(25,585)

Cash generated by (used in) financing activities	381,837	(2,811)	(515,603)	58,864

Effects of exchange variation on cash and cash equivalents			(7,978)	(2,698)

Net increase (decrease) in cash and marketable securities	219	68,943	1,287	94,729

Cash and marketable securities at beginning of year	406	11,881	80,183	175,124

Cash and marketable securities at end of year	625	80,824	81,470	269,853

2              Statement of Value Added

	Parent Company
	March 31		March 31
	2006	%	2005	%

Revenues	574,136		607,427

Raw materials from third parties	(316,903)		(296,052)

Gross value added	257,233		311,375

Retentions
Depreciation, amortization and depletion	(130,512)		(106,048)

Net value added generated	126,721		205,327

Received in transfers
Financial revenues – including monetary and exchange variations	171,411		58,886
Equity income	72,464		154,603

	243,875		213,489

Value added for distribution	370,596	100	418,816	100

Distribution of value added

Government and community
Taxes and contributions - federal, state and municipal	106,398	29	62,991	15
Support, sponsorships and donations	481		2,724
	106,879	29	65,715	15

Employees	50,067	13	41,590	10

Remuneration of capital of third parties/financiers
Financial expenses (revenues)	(127,370)	(34)	92,625	23

Retained earnings	341,020	92	218,886	52

Total distributed and retained	370,596	100	418,816	100

	Consolidated
	March 31		March 31
	2006	%	2005	%

Revenues	905,652		794,858

Raw materials from third parties	(443,514)		(329,872)

Gross value added	462,138		464,986

Retentions
Depreciation, amortization and depletion	(155,251)		(110,872)

Net value added generated	306,887		354,114

Received in transfers
Financial revenues – including monetary and exchange variations	149,743		62,571
Equity pick-up	(394)		(358)

	149,349		62,213

Value added for distribution	456,236	100	416,327	100

Distribution of value added

Government and community
Taxes and contributions - federal, state and municipal	144,656	32	63,886	15
Support, sponsorships and donations	2,165		2,876	1
	146,821	32	66,762	16

Employees	62,666	14	53,556	13

Remuneration of capital of third parties/financiers
Financial expenses (revenues)	(102,231)	(22)	95,243	23

Retained earnings	348,980	76	200,766	48

Total distributed and retained	456,236	100	416,327	100

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER

EXPRESSED IN THOUSANDS OF REAIS

(Except where indicated otherwise)

Aracruz Celulose S.A. posted consolidated net income of R$ 348,980 for the first quarter of 2006, compared with consolidated net income of R$ 200,766 recorded in the same quarter last year. The fluctuation in the results over first quarter 2005 mainly reflects the greater exchange variation of assets and liabilities denominated in U.S. Dollars and the higher volume of sales so far in 2006.

1.             OPERATING ACTIVITIES

Commercial Performance

Pulpwood sales in the first quarter of 2006 reached 642 thousand tons (consolidated – 744 thousand tons), 8% higher than the same quarter last year, with 98% of this amount being shipped to foreign markets. The average net price in the first quarter just ended was US$ 385/t (consolidated - US$ 508/t), a rise of 8% (consolidated – increase of 5%) in relation to the price of US$ 358/t (consolidated - US$ 482/t) in the same quarter of 2005.

Operating Performance

The Company’s pulpwood production was 652 thousand tons in the first quarter, 1.4% lower than the output for the same period last year. The unit cost of production in the quarter was 4.1% higher than for the first quarter of 2005, largely caused by the rise in the cost of chemicals and energy and expenditures on personnel, the supply of materials and services.

Parent Company

ANALYSIS OF COSTS

R$ / TON

	1st Qt. 2006	1st Qt. 2005

Cost of Sales (*)	642	622
Selling Expenses	27	25
Administrative Expenses	30	30
Other Operating Expenses (Revenues) (**)	53	47

Total	752	724

Cost of Production (R$/Ton)	569	546

Tons Sold	642,128	597,320

Tons Produced	651,714	660,603

(*) Includes average cost of inventories, plus cost of freight and insurance - R$ 73/ton (2005 - R$ 72/ton).

(**) Does not include Monetary / Exchange Variations and Financial Revenues / Expenses / Equity Pick-up.

2.             EVOLUTION OF FINANCIAL LIABILITIES

Parent Company

In thousands of Reais

	3/31/2006	12/31/2005
Gross Debt
Local currency	500,741	530,434

Foreign currency	1,355,921	843,358

Cash and cash equivalents (*)	814,715	995,679

Net Debt	1,041,947	378,113

Consolidated

In thousands of Reais

	3/31/2006	12/31/2005
Gross Debt
Local currency	1,009,351	1,023,139

Foreign currency	2,430,849	2,957,324

Cash and cash equivalents (*)	1,087,658	1,306,426

Net Debt	2,352,542	2,674,037

(*)  Includes short- and long-term investments in marketable securities.

3.             OPERATIONAL INVESTMENTS

Investment outlays made in the quarter totaled R$ 111.4 million (consolidated  – R$ 124.9 million), compared with R$ 64.3 million (consolidated - R$ 170.6 million) in the same period last year, and were principally allocated to the following areas: industrial (R$ 15.7 million), lands and forests (R$ 33.4 million), Veracel project (R$ 13.2 million), tree farming (R$ 41.8 million), forestry (R$ 12.9 million) and other investments (R$ 7.9 million), in consolidated figures.

*  *  *  *  *

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2006	4 – DATE – 12/31/2005
1	TOTAL ASSETS	9,119,020	9,378,735
1.1	CURRENT ASSETS	2,398,489	2,659,420
1.1.1	CASH AND CASH EQUIVALENTS	32,970	50,809
1.1.2	CREDITS	839,868	897,989
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	510,265	568,582
1.1.2.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	16,411	17,266
1.1.2.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS – OTHERS	3,115	3,718
1.1.2.4	EMPLOYEES	7,654	8,133
1.1.2.5	SUPPLIERS	11,350	15,477
1.1.2.6	TAXES	275,200	261,508
1.1.2.7	OTHERS	15,873	23,305
1.1.3	INVENTORIES	454,234	439,190
1.1.3.1	SUPPLIES	120,823	115,680
1.1.3.2	RAW MATERIALS	57,860	61,464
1.1.3.3	FINISHED GOODS	274,638	261,045
1.1.3.4	PRODUCTS IN PROCESS	0	0
1.1.3.5	OTHERS	913	1,001
1.1.4	OTHERS	1,071,417	1,271,432
1.1.4.1	SHORT-TERM INVESTMENTS	1,000877	1,220,941
1.1.4.2.	FINANCIAL APPLICATION	48,500	29,374
1.1.4.3	PREPAID EXPENSES	22,030	21,107
1.1.4.4	FIXED ASSETS AVAILABLE FOR SALE	0	0
1.1.4.5	RETENTIONS ON FINANCING CONTRACTS	0	0
1.1.4.6	OTHERS	10	10

1 – CODE	2– DESCRIPTION	3 – DATE – 03/31/2006	4 – DATE – 12/31/2005
1.2	LONG-TERM ASSETS	336,292	303,263
1.2.1	CREDITS	270,875	237,738
1.2.1.1	SUPPLIERS	194,389	183,891
1.2.1.2	TAXES	26,158	24,666
1.2.1.3	OTHERS	50,328	29,181
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0
1.2.2.1	FROM AFFILIATES	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0
1.2.2.3	OTHER COMPANIES	0	0
1.2.3	OTHERS	65,417	65,525
1.2.3.1	LONG-TERM INVESTMENTS	5,311	5,302
1.2.3.2	ESCROW DEPOSITS	53,672	52,779
1.2.3.3	RETENTIONS ON FINANCING CONTRACTS	0	0
1.2.3.4	OTHERS	6,434	7,444
1.3	FIXED ASSETS	6,384,239	6,416,052
1.3.1	INVESTMENTS	22,533	23,820
1.3.1.1	IN AFFILIATES	0	0
1.3.1.2	IN SUBSIDIARIES	19,876	21,163
1.3.1.3	OTHER COMPANIES	2,657	2,657
1.3.2	PROPERTY, PLANT AND EQUIPMENT	5,928,121	5,927,496
1.3.2.1	LAND	784,160	752,743
1.3.2.2	BUILDINGS	668,454	666,413
1.3.2.3	MACHINERY AND EQUIPMENT	3,378,036	3,286,054
1.3.2.4	FORESTS	878,950	859,187
1.3.2.5	ADVANCES TO SUPPLIERS	1,079	11,892
1.3.2.6	CONSTRUCTION IN PROGRESS	89,803	223,690
1.3.2.7	OTHERS	127,639	127,517
1.3.3	DEFERRED ASSETS	433,585	464,736
1.3.3.1	INDUSTRIAL	5,619	6,265
1.3.3.2	FORESTS	0	0
1.3.3.3	ADMINISTRATIVE	0	0
1.3.3.4	GOODWILL ARISING ON ACQUISITION OF ENTITIES	365,874	394,018
1.3.3.5	OTHERS	62,092	64,453

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2006	4 – DATE – 12/31/2005
2	TOTAL LIABILITIES	9,119,020	9,378,735
2.1	CURRENT LIABILITIES	903,824	1,336,226
2.1.1	LOANS AND FINANCING	344,577	728,411
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	170,408	196,300
2.1.4	TAXES	95,591	57,074
2.1.5	DIVIDENDS PAYABLE	91,519	154,361
2.1.6	PROVISIONS	30,011	46,097
2.1.6.1	VACATION AND 13th SALARY	22,803	21,439
2.1.6.2	PROFIT SHARING	7,208	24,658
2.1.7	LOANS FROM RELATED PARTIES	0	0
2.1.8	OTHERS	171,718	153,983
2.1.8.1	PROPOSED DIVIDENDS	150,000	150,000
2.1.8.2	OTHERS	21,718	3,983
2.2	LONG-TERM LIABILITIES	3,803,912	3,891,141
2.2.1	LOANS AND FINANCING	3,095,623	3,252,052
2.2.2	DEBENTURES	0	0
2.2.3	PROVISIONS	622,937	556,232
2.2.3.1	LABOR CONTINGENCIES	39,350	39,291
2.2.3.2	TAX CONTINGENCIES	496,859	472,185
2.2.3.3	INCOME TAX ON TEMPORARY DIFERENCES	86,728	44,756
2.2.4	LOANS FROM RELATED PARTIES	0	0
2.2.5	OTHERS	85,352	82,857
2.2.5.1	SUPPLIERS	24,272	24,229
2.2.5.2	OTHERS	61,080	58,628
2.3	DEFERRED INCOME	0	0
2.4	MINORITY INTEREST	734	798

1 – CODE	2 – DESCRIPTION	3 – DATE – 03/31/2006	4 – DATE – 12/31/2005
2.5	STOCKHOLDER’S EQUITY	4,410,550	4,150,570
2.5.1	PAID-IN CAPITAL	1,854,507	1,854,507
2.5.1.1	COMMON STOCK	783,599	783,599
2.5.1.2	PREFERRED STOCK	1,070,908	1,070,908
2.5.2	CAPITAL RESERVES	162,210	162,210
2.5.3	REVALUATION RESERVE	0	0
2.5.3.1	OWN ASSETS	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.5.4	REVENUE RESERVES	2,199,461	2,199,461
2.5.4.1	LEGAL	281,037	281,037
2.5.4.2	STATUTORY	0	0
2.5.4.3	FOR CONTINGENCIES	0	0
2.5.4.4	UNREALIZED INCOME	0	0
2.5.4.5	FOR INVESTMENTS	1,927,410	1,927,410
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.5.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)
2.5.4.7.1	TREASURY STOCK	(8,986	(8,986)
2.5.5	RETAINED EARNINGS	194,372	(65,608)

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2006 TO : 03/31/2006	4 – FROM : 01/01/2006 TO : 03/31/2006	5 – FROM : 03/01/2005 TO : 03/31/2005	6 – FROM : 01/01/2005 TO : 03/31/2005
3.1	GROSS SALES AND SERVICES REVENUE	1,022,245		905,320	905,320
3.2	SALES TAXES AND OTHER DEDUCTIONS	(123,319)		(114,495)	(114,495)
3.3	NET SALES REVENUE	898,926		790,825	790,825
3.4	COST OF GOODS SOLD	(565,062)		(413,218)	(413,218)
3.5	GROSS PROFIT	333,864		377,607	377,607
3.6	OPERATING (EXPENSES INCOME)	53,857		(128,196)	(128,196)
3.6.1	SELLING	(45,156)		(39,835)	(39,835)
3.6.2	GENERAL AND ADMINISTRATIVE	(23,529)		(24,380)	(24,380)
3.6.3	FINANCIAL	159,0700		(34,790)	(34,790)
3.6.3.1	FINANCIAL INCOME	149,743		62,571	62,571
3.6.3.2	FINANCIAL EXPENSES	9,957		(97,361)	(97,361)
3.6.4	OTHER OPERATING INCOME	11,958		10,393	10,393
3.6.5	OTHER OPERATING EXPENSES	(48,722)		(39,226)	(39,226)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	(394)		(358)	(358)
3.7	OPERATING INCOME	387,721		249,411	249,411
3.8	NON-OPERATING (EXPENSES INCOME)	(420)		(611)	(611)
3.8.1	INCOME	3,214		121	121
3.8.2	EXPENSES	(3,634)		(732)	(732)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	387,301		248,800	248,800
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(81,313)		(75,775)	(75,775)
3.11	DEFERRED INCOME TAXES	(46,072)		27,701	27,701
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0		0	0
3.12.1	PARTICIPATIONS	0		0	0
3.12.2	REMUNERATION	0		0	0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL	89,000		0	0
3.14	MINORITY INTEREST	64		40	40
3.15	NET INCOME FOR THE PERIOD	348,980		200,766	200,766

	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588		1,030,693	1,030,693
	EARNINGS PER SHARE	0,33862		0,19479	0,19479
	LOSS PER SHARE	—		—	—

08.01 – PERFORMANCE COMMENTS OF CONSOLIDATED IN THE QUARTER

The consolidated Performance comments for this quarter were disclosed together with Aracruz Celulose S.A.’s (Controlling Company) performance comments, group 05.

15.01 – INVESTMENTS PROJECTS

(Convenience Translation into English from the original previously issued in Portuguese)

The comments related to investments were disclosed in note 3 group 05.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

(Convenience Translation into English from the original previously issued in Portuguese)

Stock position of stockholders with more than 5% of voting stocks

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stock positions as of March 31, 2006:

Parent Company:
Aracruz Celulose S.A.	CNPJ: 42.15.511/0001-61

	Stocks
	Common		PNA		PNB		Total
Stockholders	Quantity Thousand	%	Quantity Thousand	%	Quantity Thousand	%	Quantity Thousand	%
Newark Financial Inc.	127.506	28,00	—	—	—	—	127.506	12,35
Arainvest Participações S.A.	127.506	28,00	27.737	72,95	—	—	155.243	15,03
Arapar S.A.	127.494	28,00	—	—	—	—	127.494	12,35
Lorentzen Empreendimentos	12	0,00	—	—	—	—	12	0,00
BNDES Participações S.A.	56.881	12,49	10.000	26,30	30.001	5,57	96.882	9,38
Treasure Hold Investments Corp	—	—	—	—	57.876	10,73	57.876	5,60
Caixa Previd. Func. Banco do Brasil	581	0,13	—	—	31.694	5,88	32.275	3,13
Capital Research and Management Company	—	—	—	—	27.780	5,15	27.780	2,69
Ações em Tesouraria	483	0,10	—	—	1.483	0,28	1.966	0,19
Outros	14.928	3,28	285	0,75	390.307	72,39	405.520	39,28
Total	455.391	100,00	38.022	100,00	539.141	100,00	1.032.554	100,00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Share Capital of majority stockholders (from controlling companies to individual stockholders)

Parent Company:

Newark Financial Inc.

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
VCP Exportadora e Participações S.A.	50,000	100.00	—	—	50,000	100.00
Total	50,000	100.00	—	—	50,000	100.00

Parent Company:

VCP Exportadora e Participações S.A. CNPJ: 04.200.557/0001-27

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Votorantim Celulose e Papel S.A.	133,958,695	100.00	—	—	133,958,695	100.00
Total	133,958,695	100.00	—	—	133,958,695	100.00

Parent Company:
Votorantim Celulose e Papel S.A	CNPJ: 60.643.228/0001-21

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Nova HPI Participações Ltda.	11,679,604	11.05	—	—	11,679,604	6.10
Votorantim Participações	94,022,846	88.95	3		94,022,846	49.07
Others	—	—	84,829,544	98.74	84,829,544	44.27
Treasury stocks	2	—	1,081,499	1.26	1,081,501	0.56
Total	105,702,452	100.00	85,911,046	100.00	191,613,498	100.00

Parent Company:
Nova HPI Participações Ltda.	CNPJ: 65.785.669/0001-81

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Votorantim Participações S.A.	7,212,408	100.00	—	—	7,212,408	100.00
Hejoassu Administração Ltda.	1	0.00	—	—	1	0.00
Total	7,212,409	100.00	—	—	7,212,409	100.00

Parent Company:
Votorantim Participações S.A.	CNPJ: 61.082.582/0001-97

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Hejoassu Administração Ltda.	5,227,057,494	98.56	—	—	5,227,057,494	98.56
José Ermírio de Moraes Filho - Espólio	19,026,623	0.36	—	—	19,026,623	0.36
Antônio Ermírio de Moraes	19,026,623	0.36	—	—	19,026,623	0.36
Ermírio Pereira de Moraes	19,026,623	0.36	—	—	19,026,623	0.36
Maria Helena Moraes Scripilliti	19,026,623	0.36	—	—	19,026,623	0.36
Total	5,303,163,986	100.00	—	—	5,303,163,986	100.00

Parent Company:
Hejoassu Administração Ltda.	CNPJ: 61.194.148/0001-07

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
José Ermírio de Moraes Filho - Espólio	400,000	25.00	—	—	400,000	25.00
AEM Participações S.A.	400,000	25.00	—	—	400,000	25.00
ERMAN Participações S.A.	400,000	25.00	—	—	400,000	25.00
MRC Participações S.A.	400,000	25.00	—	—	400,000	25.00
Total	1,600,000	100.00	—	—	1,600,000	100.00

Parent Company:
AEM Participações S.A.	CNPJ: 05.062.403/0001-89

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Antônio Ermírio de Moraes	684,729,100	100.00	—	—	684,729,100	100.00
JEMF Participações S.A.	—	—	300	33.33	300	0.00
ERMAN Participações S.A.	—	—	300	33.33	300	0.00
MRC Participações S.A.	—	—	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
ERMAN Participações S.A.	CNPJ: 05.062.376/0001-44

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Ermírio Pereira de Moraes	684,729,100	100.00	—	—	684,729,100	100.00
JEMF Participações S.A.	—	—	300	33.33	300	0.00
AEM Participações S.A.	—	—	300	33.33	300	0.00
MRC Participações S.A.	—	—	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
MRC Participações S.A.	CNPJ: 05.062.355/0001-29

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Maria Helena de Moraes S. Noschese	684,729,100	100.00	—	—	684,729,100	100.00
JEMF Participações S.A.	—	—	300	33.33	300	0.00
AEM Participações S.A.	—	—	300	33.33	300	0.00
ERMAN Participações S.A.	—	—	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
JEMF Participações S.A.	CNPJ: 05.062.394/0001-26

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
José Ermírio de Moraes Neto	3,500	33.33	—	—	3,500	33.30
José Roberto Ermírio de Moraes	3,500	33.34	—	—	3,500	33.30
Neide Helena de Moraes	3,500	33.33	—	—	3,500	33.30
AEM Participações S.A.	—	—	4	33.33	4	0.03
ERMAN Participações S.A.	—	—	4	33.34	4	0.04
MRC Participações S.A.	—	—	4	33.33	4	0.03
Total	10,500	100.00	12	100.00	10,512	100.00

Parent Company:
ARAINVEST Participações S.A.	CNPJ: 06.139.408/0001-25

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Joseph Yacoub Safra	85,990	49.99	21,489	49.98	107,479	49.99
Moise Yacoub Safra	85,990	49.99	21,489	49.98	107,479	49.99
Others	4	0.02	18	0.04	22	0.02
Total	171,984	100.00	42,996	100.00	214,980	100.00

Parent Company:
ARAPAR S.A.	CNPJ: 29.282.803/0001-68

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Nobrasa Empreendimentos S.A	388,095,112	41.56			388,095,112	20.78
Lorentzen Empreendimentos S.A.	263,284,375	28.19			263,284,375	14.10
São Teófilo Rep. Participações S.A.	226,072,316	24.21	689,998,728	73.89	916,071,044	49.05
Outros	56,363,186	6.04	243,816,261	26.11	300,179,447	16.07
Total	933,814,989	100.00	-933,814,989	100.00	1,867,629,978	100.00

Parent Company:
Lorentzen Empreendimentos S.A.	CNPJ: 33.107.533/0001-26

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Nobrasa Empreendimentos S.A	46,876,917	79.29	—	—	46,876,917	63.02
Nebra Participações Ltda	9,178,630	15.53	3,732,352	24.44	12,910,982	17.36
New Era Develop Cp. Lt	1,735,013	2.93	4,960,455	32.49	6,695,468	9.00
Tiba Participações Ltda	—	—	5,782,196	37.87	5,782,196	7.77
Haakon Lorentzen	1,327,485	2.25	790,305	5.18	2,117,790	2.85
Others	93	—	3,146	0.02	3,239	—
Total	59,118,137	100.00	15,268,454	100.00	74,386,591	100.00

Parent Company:
Nobrasa Empreendimentos S.A.	CNPJ: 30.927.925/0001-43

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Erling Sven Lorentzen	78,938,850	97.46	—	—	78,938,850	97.46
Others	2,055,210	2.54	—	—	2,055,210	2.54
Total	80,994,060	100.00	—	—	80,994,060	100.00

Parent Company:
Nebra Participações S.A.	CNPJ: 04.418.550/0001-86

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
New Era Development Co. Ltd.	10,586,189	99.99	—	—	10,586,189	99.99
Others	100	0.01	—	—	100	0.01
Total	10,586,289	100.00	—	—	10,586,289	100.00

Parent Company:
São Teófilo Repres. Participações Ltda	CNPJ: 03.214.652/0001-17

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Caminho Editorial Ltda	14,962,154	45.41	2,033,046	6.87	16,995,200	27.18
Nalbra S LLC	16,475,914	50.00	8,509,948	28.77	24,985,862	39.95
Brasil Warant Admin. de Bens e Empresas Ltda	1,513,760	4.59	3,596,972	12.16	5,110,732	8.17
Brasil Silva I LLC	—	—	9,740,015	32.92	9,740,015	15.58
Fernando Roberto Moreira Salles	—	—	1,704,503	5.76	1,704,503	2.73
Others	—	—	3,999,639	13.52	3,999,639	6.39
Total	32,951,828	100.00	29,584,123	100.00	62,535,951	100.00

Parent Company:
Caminho Editorial Ltda	CNPJ: 54.089.495/0001-04

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Brasil Warrant Admin. Bes e Empresas Ltda	90,557,436	90.65	—	—	90,557,436	90.65
Others	9,340,157	9.35	—	—	9,340,157	9.35
Total	99,897,593	100.00	—	—	99,897,593	100.00

Parent Company:
Brasil Warrant Admin. Bens e Empresas Ltda	CNPJ: 33.744.277/0001-88

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Fernando Roberto Moreira Salles	60	25.00	60	25.00	120	25.00
Walter Moreira Salles Júnior	60	25.00	60	25.00	120	25.00
Pedro Moreira Salles	60	25.00	60	25.00	120	25.00
João Moreira Salles	60	25.00	60	25.00	120	25.00
Total	240	100.00	240	100.00	480	100.00

Parent Company:
Nalbra S LLC

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Nalbra Inc.	30,012,000	100.00	—	—	30,012,000	100.00
Total	30,012,000	100.00	—	—	30,012,000	100.00

Parent Company:
Santa Luzia Comercial e Participações Ltda	CNPJ: 36.163.277/0001-82

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Daniel Valente Dantas	14,833,646	99.00	—	—	14,833,646	99.00
Veronica Valente Dantas Rodenburg	149,835	1.00	—	—	149,835	1.00
Total	14,983,481	100.00	—	—	14,983,481	100.00

Parent Company:
BNDES Participações S.A. - BNDESPAR	CNPJ: 00.383.281/0001-09

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	1	100.00	—	—	1	100.00
Total	1	100.00	—	—	1	100.00

Parent Company:
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	CNPJ: 00.383.281/0001-09

	Stocks
	Common		Preferred		Total
Stockholders	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
União Federal	6,273,711,452	100.00	—	—	6,273,711,452	100.00
Total	6,273,711,452	100.00	—	—	6,273,711,452	100.00

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

Position on March 31, 2006

Stockholder	Common Stocks	%	Preferred Stocks (Class A)%		Preferred Stocks (Class B)%		Total	%

Majorities Stockholders	439,400,228	96.5	37,736,642	99.2	87,876,648	16.3	565,013,518	54.7
Lorentzen (4)	127,506,457	28.0	—	—	—	—	127,506,457	12.3
Safra (5)	127,506,457	28.0	27,736,642	72.9	57,875,517	10.7	213,118,616	20.7
VCP	127,506,457	28.0	—	—	—		127,506,457	12.3
BNDES	56,880,857	12.5	10,000,000	26.3	30,001,131	5.6	96,881,988	9.4

Management	193,034	—	—	—	26,005	—	219,039	—
Councilors	1193,034	—	—	—	8,807	—	201,841	—
Directors	—	—	—	—	17,198	—	17,198	—

Tax Council	10	—	—	—	—	—	10	—

Treasury Stocks (1)	483,114	0.1	—	—	1,483,200	0.3	1,966,314	0.2

Other Stockholders (2)	15,314,313	3.4	280,536	0.8	449,755,712	83.4	465,355,239	45.1

Total issued stocks (3)	455,390,699	100.0	38,022,178	100.0	539,141,565	100.0	1,032,554,120	100.0

Outstanding stocks (4)	15,314,313	3.4	285,536	0.8	449,755,712	83.4	465,355,239	45.1

(1)                  Stocks issued and repurchased by the Company.

(2)                  Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)                  Total number of subscribed stocks and issued by the Company.

(4)                  Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

(5)                  Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock,  27,736,642 PNA Common and Treasure Hold Investments Corp. 57,875,517  PNB .

Stocks Position of Majority Stockholders, Management, Members of the Fiscal Council and outstanding stocks.

Position on March 31, 2005

Stockholder	Common Stocks	%	Preferred Stocks (Class A)%		Preferred Stocks (Class B)%		Total	%

Majorities Stockholders	439,400,228	96.5	37,736,642	99.2	90,790,783	16.8	567,927,653	55.0
Lorentzen (5)	127,506,457	28.0	—	—	—	—	127,506,457	12.3
Safra (6)	127,506,457	28.0	27,736,642	72.9	57,875,517	10.7	213,118,616	20.7
VCP	127,506,457	28.0	—	—	—	—	127,506,457	12.3
BNDES	56,880,857	12.5	10,000,000	26.3	32,915,266	6.1	99,796,123	9.7

Management	104,390	—	5,000	—	218,027	—	327,417	—
Councilors	104,390	—	5,000	—	200,829	—	310,219	—
Directors	—	—	—	—	17,198	—	17,198	—

Tax Council	10	—	—	—	—	—	10	—

Treasury Stocks (1)	483,114	0.1	—	—	1,378,000	0.3	1,861,114	0.2

Other Stockholders (2)	15,402,957	3.4	280,536	0.7	446,754,433	82.9	462,437,926	44.8

Total issued stocks (3)	455,390,699	100.0	38,022,178	100.0	539,141,243	100.0	1,032,554,120	100.0

Oustanding stocks (4)	15,507,357	3.4	285,536	0.8	446,972,460	82.9	462,765,353	44.8

(1)                Stocks issued and repurchased by the Company, waiting cancellation.

(2)                Total of stocks issued minus Treasury stocks, members of tax council, Board members (including substitutes), directors and majorities stockholders.

(3)                Total number of subscribed stocks and issued by the Company.

(4)                Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.

(5)                Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

(6)                Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock,  27,736,642 PNA Common and Treasure Hold Investments Corp. 57,875,517  PNB .

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

(Convenience Translation into English of original previously issued in Portuguese)

Report of Independent Auditors on Special Review

of Quarterly Financial Information

March 31, 2006

To the Directors and Stockholders’ of

Aracruz Celulose S.A.

Aracruz - ES

1.                               We conducted a special review of the Quarterly Financial Information (ITRs) of Aracruz Celulose S.A. (company and consolidated) for the quarter ended March 31, 2006, prepared under the responibility of the Company’s management, in accordance with accounting practices adopted in Brazil, comprising the balance sheet, statement of income and management comments on performance.

2.                               Our special review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors – IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries and discussions with the Company’s management responsible for the financial, accounting, and operational areas as to the principal criteria adopted in the preparation of the Quarterly Financial Information; and (b) review of the information and subsequent events that have or might have a significant effect on the financial position and operations of the Company and its subsidiaries.

3.                               Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in paragraph 1 above, for it to be in conformity with the accounting practices adopted in Brazil, applied in accordance with the standards laid down by the Brazilian Securities Commission (CVM), specifically applicable to the disclosure of mandatory Quarterly Financial Information.

4.                               Our special review was conducted for the purpose of issuing a report on the Quarterly Financial Information referred to in paragraph 1 taken as a whole. The supplementary information related to the statements of cash flows and value-added, for the quarter ended March 31, 2006, are presented for the purpose of allowing additional analyses and are not required as part of the basic quarterly financial information. These statements were subjected to the review procedures described in paragraph 2 above, and based on our special review, are fairly stated, in all material respects, in relation to the Quarterly Financial Information taken as a whole.

5.                               The balance sheet as of December 31, 2005 (Company and Consolidated), presented for comparison purposes, were examined by us and our unqualified auditors’ report thereon was issued January 10, 2006. The accompanying statements of income and supplementary statements of cash flow and value added for the quarter ended March 31, 2005, presented for comparison purposes, were also reviewed by us and our unqualified auditors’ special review report thereon was issued April 8, 2005.

Rio de Janeiro, April 6, 2006

Originally signed by:

DELOITTE TOUCHE TOHMATSU	Celso de Almeida Moraes
Independent Auditors	Accountant
CRC - SP 011.609/O-S-ES	CRC-SP 124.669/O- S-ES